

June 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: GraniteShares ETF Trust
        Issuer CIK: 0001689873
        Issuer File Number: 333-214796/811-23214
        Form Type: 8-A12B
        Filing Date: June 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of GraniteShares 2x Long SpaceX Daily ETF and GraniteShares 2x Short SpaceX Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications